Exhibit 5.1

King & Spalding LLP 1l80 Peachtree Street N.E. Atlanta, Georgia 30309-3521 Phone: 404/ 572-4600 Fax: 404/572-5100 www.kslaw.com

September 12, 2006

SunTrust Banks, Inc.

30th Floor

303 Peachtree Street, NE

Atlanta, Georgia 30308

Ladies and Gentlemen:

We are acting as counsel to SunTrust Banks, Inc., a Georgia corporation (the “Company”) in connection with the registration under the Securities Act of 1933 (the “Act”) of 20,000,000 depositary shares (the “Depositary Shares”), each representing a one-four-thousandth (1/4,000th) interest in a share of the Company’s Perpetual Preferred Stock, Series A, no par value and $100,000 liquidation preference per share (the “Preferred Shares”). The Depositary Shares are to be issued pursuant to a Deposit Agreement to be entered into by the Company and U.S. National Bank Association, as Depositary (the “Depositary”). The Depositary Shares are evidenced by depositary receipts (“Depositary Receipts”) issued pursuant to the Deposit Agreement.

In so acting, we have examined and relied upon the accuracy of original, certified, conformed or photographic copies of such records, agreements, certificates and other documents as we have deemed necessary or appropriate to enable us to render the opinions set forth below. In all such examinations, we have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to us as certified, conformed or photographic copies and, as to certificates of public officials, we have assumed the same to have been properly given and to be accurate.

We have assumed that the execution and delivery of, and the performance of all obligations under, the Deposit Agreement will have been duly authorized by all requisite action by each party thereto (other than SunTrust), and that it will be the valid and binding agreement of each party thereto (other than SunTrust) enforceable against each party thereto (other than SunTrust) in accordance with its terms.

This opinion is limited in all respects to the laws of the States of Georgia and New York, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the Depositary Shares, when issued and delivered pursuant to the Underwriting Agreement, and issued and delivered in accordance with the terms of the Deposit Agreement, will have been validly issued and will represent a fractional interest in a duly authorized and validly issued, fully paid and nonassessable share of Preferred Stock.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This letter is being rendered solely for the benefit of the Registrants in connection with the matters addressed herein. This opinion may not be furnished to or relied upon by any person or entity for any purpose without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K, filed on the date hereof, and thereby incorporated by reference into the Registration Statement (file no. 333-137101) relating to the Preferred Shares and the Depositary Shares, and to the references to us under the heading “Validity of the Securities” in the Prospectus that is a part thereof and under the heading “Validity of Shares” in the Prospectus Supplement related to the Preferred Shares and the Depositary Shares.

Very truly yours,

/s/ King & Spalding LLP